FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

1

This Form 6-K consists of:

An announcement regarding power  generation for  the  first  quarter  of 2016 Huaneng Power International, Inc. (the Registrant”), made by the Registrant on April 16, 2016.

2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION
FOR THE FIRST QUARTER OF 2016

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., for the first quarter of 2016, the Company’s total power generation by the power plants within China on consolidated basis amounted to 76.860 billion kWh, representing a decrease of 6.89% over the same period last year. Total electricity sold by the Company amounted to 72.723 billion kWh, representing a decrease of 6.76% over the same period last year. For the first quarter of 2016, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB401.86 per MWh, representing a decrease of 10.69% over the same period last year.

The decrease in power output of the Company was mainly due to: (1) a slow growth in power consumption of the whole society and a decline in utilization hours in the first quarter of 2016; (2) the nation-wide cross-transmission increased in January and February when compared with the same period of last year, thus encroaching the power generation space of thermal power units in Henan, Chongqing, Shanghai, Jiangsu, Zhejiang, Guangdong areas. The Company has been affected  to  a greater extent as it has a relatively high proportion of thermal power generating units in such areas; (3) water supply is relatively abundant in the first quarter of this year. The hydropower output of power plants with capacity level above the nation-wide scale increased substantially when compared with the same period of last year. Thus encroaching the power generation space of thermal power in provinces and cities in Central China and East China; and (4) new nuclear generating units commenced production in Zhejiang, Fujian and Hainan in 2015, thus impacting the power output of the thermal generating units of the above areas.

The power generation (in billion kWh) by each of the Company’s domestic power plants are listed below:

	Power Generation		Electricity sold
Domestic Power Plant	January to March 2016	Change	January to March 2016	Change
Liaoning Province	5.142	0.30%	4.838	0.44%
Coal-fired	5.085	0.74%	4.782	0.90%
Dalian	1.768	2.33%	1.668	2.45%
Dandong	1.001	-0.39%	0.957	-0.31%
Yingkou	1.352	-2.75%	1.253	-2.83%
Yingkou Co-generation	0.964	4.23%	0.905	4.89%
Wind-power	0.049	-27.34%	0.048	-27.03%
Wafangdian Wind Power	0.018	-26.71%	0.017	-26.50%
Changtu Wind Power	0.031	-27.69%	0.031	-27.33%
Hydro-power	0.008	-30.50%	0.007	-31.83%
Suzihe Hydropower	0.008	-30.50%	0.007	-31.83%
Inner Mongolia	0.048	1.80%	0.047	2.16%
Wind-power	0.048	1.80%	0.047	2.16%
Huade Wind Power	0.048	1.80%	0.047	2.16%
Hebei Province	2.987	9.68%	2.824	10.92%
Coal-fired	2.958	9.39%	2.797	10.61%
Shang’an	2.958	9.39%	2.797	10.61%
Wind-power	0.029	51.41%	0.027	56.04%
Kangbao Wind Power	0.029	51.41%	0.027	56.04%
Gansu Province	2.655	28.77%	2.547	29.90%
Coal-fired	2.312	29.69%	2.220	31.14%
Pingliang	2.312	29.69%	2.220	31.14%
Wind-power	0.343	22.90%	0.327	22.11%
Jiuquan Wind Power	0.105	-35.02%	0.100	-33.87%
Jiuquan Wind Power II	0.129	10.40%	0.125	7.69%
Yumen Wind Power	0.051	–	0.048	–
Yigang Wind Power	0.058	–	0.054	–
Beijing	2.448	6.90%	2.260	6.71%
Coal-fired	1.197	5.13%	1.041	4.90%
Beijing Co-generation (Coal-fired)	1.197	5.13%	1.041	4.90%

	Power Generation		Electricity sold
Domestic Power Plant	January to March 2016	Change	January to March 2016	Change
Combined Cycle	1.251	8.65%	1.218	8.30%
Beijing Co-generation (combined Cycle)	1.251	8.65%	1.218	8.30%
Tianjian	2.186	19.07%	2.057	20.19%
Coal-fired	1.657	-5.72%	1.541	-5.74%
Yangliuqing Co-generation	1.657	-5.72%	1.541	-5.74%
Combined Cycle	0.529	577.76%	0.516	574.51%
Lingang Combined Cycle	0.529	577.76%	0.516	574.51%
Shanxi Province	2.923	76.96%	2.766	79.24%
Coal-fired	1.687	2.10%	1.565	1.40%
Yushe	0.496	-9.50%	0.459	-9.97%
Zuoquan	1.191	7.86%	1.106	7.01%
Combined Cycle	1.237	–	1.201	–
Dongshan Combined Cycle	1.237	–	1.201	–
Shandong Province	9.000	-10.81%	8.453	-10.98%
Coal-fired	9.000	-10.81%	8.453	-10.98%
Dezhou	2.826	-20.05%	2.635	-20.40%
Jining	1.086	-14.93%	1.006	-15.69%
Xindian	0.787	-5.57%	0.734	-5.97%
Weihai	2.151	-5.43%	2.046	-5.32%
Rizhao Phase II	1.801	-1.24%	1.714	-1.10%
Zhanhua Co-generation	0.349	0.19%	0.319	0.31%
Henan Province	4.740	5.06%	4.482	5.06%
Coal-fired	4.740	5.06%	4.820	5.06%
Qinbei	4.022	-10.87%	3.813	-10.62%
Luoyang Co-generation	0.719	–	0.669	–

	Power Generation		Electricity sold
Domestic Power Plant	January to March 2016	Change	January to March 2016	Change
Jiangsu Province	9.991	-8.26%	9.517	-8.31%
Coal-fired	9.199	-9.16%	8.744	-9.19%
Nantong	1.463	-21.45%	1.394	-21.74%
Nanjing	0.844	-7.49%	0.795	-7.93%
Taicang	2.160	-11.78%	2.054	-11.94%
Huaiyin	1.387	-19.54%	1.319	-19.22%
Jinling (Coal-fired)	3.141	5.87%	3.004	6.17%
Suzhou Co-generation	0.204	-4.09%	0.178	-6.40%
Combined Cycle	0.634	-2.70%	0.624	-2.48%
Jinling (Combined Cycle)	0.286	-20.37%	0.280	-20.23%
Jinling Combined Cycle Co-generation	0.348	18.94%	0.344	19.09%
Wind-power	0.157	41.41%	0.148	35.32%
Qidong Wind Power	0.116	33.86%	0.115	34.08%
Rudong Wind Power	0.031	27.93%	0.030	26.46%
Tongshan Wind Power	0.010	–	0.003	–
Shanghai	4.856	-7.48%	4.615	-7.54%
Coal-fired	4.502	-6.83%	4.268	-6.87%
Shidongkou first	1.352	-2.04%	1.269	-1.60%
Shidongkou Second	1.210	-26.31%	1.149	-26.72%
Shidongkou Power	1.940	7.18%	1.849	7.23%
Combined Cycle	0.354	-14.99%	0.346	-15.01%
Shanghai Combined Cycle	0.354	-14.99%	0.346	-15.01%
Chongqing	2.625	-24.39%	2.441	-24.17%
Coal-fired	2.218	-34.86%	2.044	-35.18%
Luohuang	2.218	-34.86%	2.044	-35.18%
Combined Cycle	0.408	499.50%	0.397	499.38%
Liangjiang Combined Cycle	0.408	499.50%	0.397	499.38%

	Power Generation		Electricity sold
Domestic Power Plant	January to March 2016	Change	January to March 2016	Change
Zhejiang Province	6.062	-4.04%	5.811	-3.87%
Coal-fired	5.970	-5.49%	5.721	-5.34%
Yuhuan	4.529	-11.24%	4.340	-11.22%
Changxing	1.441	18.69%	1.381	19.49%
Combined Cycle	0.090	–	0.088	–
Tongxiang Combined Cycle	0.090	–	0.088	–
PV	0.002	79.76%	0.002	49.37%
Si’an PV	0.002	79.76%	0.002	49.37%
Hubei Province	3.877	9.57%	3.652	12.00%
Coal-fired	3.814	8.44%	3.591	10.82%
Wuhan	2.872	17.81%	2.692	17.36%
Jingmen Co-generation	0.667	6.10%	0.637	6.64%
Yingcheng Co-generation	0.274	-39.10%	0.263	-24.91%
Wind-power	0.030	–	0.030	–
Jieshan Wind Power	0.030	–	0.030	–
Hydro-power	0.033	55.63%	0.032	54.11%
Enshi Maweigou Hydropower	0.015	86.73%	0.014	85.63%
Dalongtan Hydropower	0.018	36.50%	0.017	35.17%
Hunan Province	1.971	-31.74%	1.861	-31.56%
Coal-fired	1.741	-36.99%	1.635	-37.11%
Yueyang	1.741	-36.99%	1.635	-37.11%
Wind-power	0.124	71.75%	0.122	77.49%
Subaoding Wind Power	0.072	-0.49%	0.071	2.71%
Guidong Wind Power	0.052	–	0.052	–
Hydro-power	0.106	103.92%	0.104	102.97%
Xiangqi Hydropower	0.106	103.92%	0.104	102.97%

	Power Generation		Electricity sold
Domestic Power Plant	January to March 2016	Change	January to March 2016	Change
Jiangxi Province	4.288	20.77%	4.100	20.76%
Coal-fired	4.260	20.91%	4.072	20.92%
Jianggangshan	2.029	-21.66%	1.940	-21.80%
Ruijin	0.836	-10.38%	0.794	-10.45%
Anyuan	1.395	–	1.338	–
Wind-power	0.029	2.49%	0.028	1.10%
Jianggongling Wind Power	0.029	2.49%	0.028	1.10%
Anhui Province	1.620	-9.11%	1.546	-9.21%
Coal-fired	1.598	-9.30%	1.525	-9.40%
Chaohu Power	1.598	-9.30%	1.525	-9.40%
Hydropower	0.021	6.98%	0.021	5.98%
Hualiangting Hydropower	0.021	6.98%	0.021	5.98%
Fujian Province	1.607	-47.99%	1.515	-48.53%
Coal-fired	1.607	-47.99%	1.515	-48.53%
Fuzhou	1.607	-47.99%	1.515	-48.53%
Guangdong Province	3.840	-35.55%	3.679	-35.79%
Coal-fired	3.840	-35.55%	3.679	-35.79%
Shantou Coal-fired	0.680	-41.01%	0.648	-41.19%
Haimen	1.539	-25.54%	1.463	-25.78%
Haimen Power	1.621	-40.81%	1.568	-40.98%
Yunnan Proince	0.937	-39.51%	0.864	-39.47%
Coal-fired	0.850	-43.55%	0.780	-43.63%
Diandong Energy	0.850	-6.43%	0.780	-6.43%
Yuwan Energy	0.000	-100.00%	0.000	-100.00%
Wind-power	0.087	98.63%	0.084	93.14%
Fuyuan Wind Power	0.087	98.63%	0.084	93.14%
Guizhou	0.010	–	0.004	–
Wind-power	0.010	–	0.004	–
Panxian Wind Power	0.010	–	0.004	–

	Power Generation		Electricity sold
Domestic Power Plant	January to March 2016	Change	January to March 2016	Change
Hainan Province	3.047	-22.31%	2.844	-22.62%
Coal-fired	2.995	-21.77%	2.794	-22.05%
Haikou	1.230	-14.58%	1.122	-15.52%
Dongfang	1.764	-26.11%	1.672	-25.90%
Combined Cycle	0.018	-61.68%	0.017	-63.03%
Nanshan Combined Cycle	0.018	-61.68%	0.017	-63.03%
Wind-power	0.028	-5.20%	0.028	-4.03%
Wenchan Wind Power	0.028	-5.20%	0.028	-4.03%
Hydro-power	0.006	-63.75%	0.005	-65.70%
Gezhen Hydropower	0.006	-63.75%	0.005	-65.70%
Total	76.860	-6.89%	72.723	-6.76%

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Guo Junming
(Non-executive Director)
Liu Guoyue
(Executive Director)
Li Shiqi
(Non-executive Director)
Huang Jian
(Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Li Zhensheng
(Independent Non-executive Director)
Zhang Shouwen
(Independent Non-executive Director)
Yue Heng
(Independent Non-executive Director)
Geng Jianxin
(Independent Non-executive Director)
Xia Qing
(Independent Non-executive Director)

Beijing, the PRC
16 April 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming

Title: Company Secretary

Date:     April 18, 2016

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